Exhibit 99.1 Press release

WiLAN Acquires Wi-Fi - Cellular Network Integration Technology

OTTAWA, Canada – May 21, 2015 – WiLAN (TSX:WIN) (NASD:WILN) announced that its wholly-owned subsidiary, Mobile Data Off-Loading Inc., has acquired a portfolio of patents that relates to technology that seamlessly transfers communications between Wi-Fi and cellular wireless networks.

The rapid adoption of mobile devices, including next-generation smart phones and tablet computers, has driven enormous, exponential growth in the use of bandwidth-intensive data applications, including video streaming.  The integration of Wi-Fi and cellular networks helps reduce cellular network congestion by automatically transferring data communication to higher capacity Wi-Fi networks.

“Over the past few months, numerous articles have appeared in such well-respected newspapers as The New York Times, The Houston Chronicle, The Los Angeles Times and The Wall Street Journal describing how some of the world’s largest companies, as well as a number of smaller start-ups, are already beginning to offer mobile telephone service that seamlessly combines cellular and Wi-Fi capability,” said Jim Skippen, President & CEO, WiLAN.  “For years, the major carriers have been seeking ways to reduce congestion on their cellular networks and, since this exciting new approach to mobile telecommunications promises to ultimately give customers greatly improved flexibility, significantly better coverage and, at the same time, much lower costs, it is already beginning to be considered by many as representing a major step forward for mobile phone users.”

WiLAN believes that the patented technology that it has acquired will be, and already is, applicable to a wide range of wireless products, systems, and mobile telecommunication services.  The value of the patents in the portfolio has already been demonstrated through license agreements generated by a number of previous enforcement actions.

The acquisition of this new patent portfolio, which is now one of over 40 portfolios that WiLAN has available for licensing, did not have a material effect on the company’s cash position.

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PRESS RELEASE

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “WiLAN believes that the patented technology that it has acquired will be, and already is, applicable to a wide range of wireless products, systems, and mobile telecommunication services” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com                              © copyright Wi-LAN 20152